UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

June 26, 2020

Graña y Montero moves forward in its transformation

Aligned with the strategy set:

●	Restructures its Holding organization to be more strategic and closer to the business
●	Advances in its transformation and new identity plans
●	Adapts the organization size to the business
●	Achieves the consolidation of the Regional Engineering & Construction business model

Graña y Montero revealed today strategic changes, effective July, to optimize its operation and relaunch the company.

The company, which went through a severe crisis sparked in early 2017, embarked in a profound transformation spearheaded by its then newly appointed Board of Directors and Management, anchored in the values of Truth, Transparency and Integrity.

In 2017, the company reinforced the structure of its Holding company, creating the new corporate functions of Risk and Compliance, and Public Affairs. In the same year, it also reinforced the Internal Audit function and created the Corporate Operations area to implement the strategy of consolidating the company in three business lines: Regional Engineering and Construction, Infrastructure and Real State.

The company has achieved significant steps in its transformation process in the last three years, and today announced key milestones towards a more agile and closer to the businesses Holding structure.

In line with this strategy, the following changes at the Holding structure will take place as from July 1:

●	Mr. Antonio Cueto Saco is appointed CEO of the Infrastructure business. Mr Cueto was previously leading the Corporate Operations function, which will no longer exist.
●
Mrs. Julia Sobrevilla Perea, previously leading the Corporate Affairs function will take on the role of Strategic External Advisor to the CEO and the BoD Strategy Committee until the end of 2020. Mrs. Sobrevilla will be responsible for concluding the identity transformation process as well as reputational positioning. The Corporate Affairs division will disappear and:

o	The Internal Communication and Culture area led by Mr. José Haya de la Torre Guabloche will report to Human Relations.
o	Corporate Communications, under Mrs. Patricia Robles Guevara responsibility, will merge with Investor Relations, both areas reporting to the Corporate Finance Area.
●	Mr. Dennis Gray Febres is appointed as Chief Financial Officer, replacing Mrs. Monica Miloslavich Hart, who retires after 27 years of dedicated labor in the group.

The following changes in Engineering and Construction division will be effective August 1, 2020:

●
Mr. Julio de la Piedra, General Manager GyM will take retirement after 23 years of distinguished services to the Group. The position becomes now the Peru Engineering and Construction General Manager, which will be taken by Mr. Javier Vaca Terrón, in addition to his position as Regional CEO Engineering and Construction.

●
The General Manager Vial y Vives position becomes the Chile Engineering and Construction General Manager position. Mr. Alejandro Palma Jara will continue as interim head of Chile until December 2020 and is appointed to the General Manager GMI position, the Group´s Engineering division.

●
The Proposal and Contracts division will no longer exist and the Proposal and Estimates Managers will now report to the Business Development Division. Mr. Luis Vinatea Villacorta will retire in December 2020 after 45 years of services to the Group.

With these changes, the company bets a new path of growth, with a new identity and a renewed business strategy.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: June 26, 2020